UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 18, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 18 July 2024 entitled ‘Vodafone Executive Committee Change’.

VODAFONE EXECUTIVE COMMITTEE CHANGE

18 July 2024

Vodafone Group Plc announces that Aldo Bisio, will step down as CEO Vodafone Italy and a Group Executive Committee Member on 15 November 2024, to pursue an external opportunity.

From 15 November 2024, Aldo will remain a non-executive member of the Board of Directors of Vodafone Italy to oversee the regulatory approval process of the sale of Vodafone Italy to Swisscom.

Sabrina Casalta, currently CFO Vodafone Italy, will be appointed Interim CEO Vodafone Italy from 15 November 2024, through to the completion of the sale of Vodafone Italy.

Margherita Della Valle, Vodafone Group Chief Executive said: "I want to thank Aldo for his immense contribution to both our business in Italy, over many years, and the wider Vodafone Group.  In Italy, despite challenging market conditions, Vodafone has competed successfully under Aldo's leadership and developed a number of innovations adopted in our other markets.

More recently, he has also led the simplification and streamlining of our Group Commercial operations. I have greatly enjoyed working with Aldo and would also like to thank him for staying on in Italy to ensure a smooth transition, as we conclude our transaction with Swisscom."

For more information, please contact:

Investor Relations                                             Media Relations

Investors.vodafone.com                                   Vodafone.com/media/contact
ir@vodafone.co.uk                                           GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Vodafone is a leading European and African telecoms company. We provide mobile and fixed services to over 330 million customers in 15 countries (excludes Italy which is held as a discontinued operation under Vodafone Group), partner with mobile networks in 45 more and have one of the world's largest IoT platforms. In Africa, our financial technology businesses serve almost 79 million customers across seven countries - managing more transactions than any other provider.

Our purpose is to connect for a better future by using technology to improve lives, businesses and help progress inclusive sustainable societies. We are committed to reducing our environmental impact to reach net zero emissions by 2040.

For more information, please visit www.vodafone.com, follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: July 18, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary